UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

RAPID THERAPEUTIC SCIENCE LABORATORIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

753431105
(CUSIP Number)

Donal R. Schmidt, Jr. 5580 Peterson Lane, Suite 200 Dallas, Texas 75240 (800) 497-6059
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l (g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 753431105	Schedule 13D	Page 2 of 8

1.	Names of Reporting Persons Donal R. Schmidt, Jr.

2.	Check the Appropriate Box if a Member of a Group (a)[X] (b)[ ]

3.	Sec Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power -0- shares*
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	8.	Shared Voting Power 50,333,333 shares*

	9.	Sole Dispositive Power -0- shares*

	10.	Shared Dispositive Power 50,333,333 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,333,333 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 27.6%#

14.	Type of Reporting Person (See Instructions) IN

* Shared Voting Power, Shared Dispositive Power, and Aggregate Amount Beneficially Owned by Each Reporting Person, as of the original required filing date of this Schedule 13D (November 15, 2019), was 140,000,000 shares of common stock or 89% of the Issuer’s outstanding common stock as of November 15, 2019, as discussed in Item 3, below.

CUSIP No. 753431105	Schedule 13D	Page 3 of 8

1.	Names of Reporting Persons Texas MDI, Inc.

2.	Check the Appropriate Box if a Member of a Group (a)[X] (b)[ ]

3.	Sec Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Texas

	7.	Sole Voting Power -0- shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	8.	Shared Voting Power -0- shares*

	9.	Sole Dispositive Power -0- shares

	10.	Shared Dispositive Power -0- shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0- shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) --%

14.	Type of Reporting Person (See Instructions) CO

* Shared Voting Power, Shared Dispositive Power, and Aggregate Amount Beneficially Owned by Each Reporting Person, as of the original required filing date of this Schedule 13D (November 15, 2019), was 140,000,000 shares of common stock or 89% of the Issuer’s outstanding common stock as of November 15, 2019, as discussed in Item 3, below.

CUSIP No. 753431105	Schedule 13D	Page 4 of 8

1.	Names of Reporting Persons Diamond Head Ventures, LLC

2.	Check the Appropriate Box if a Member of a Group (a)[X] (b)[ ]

3.	Sec Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Texas

	7.	Sole Voting Power -0- shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	8.	Shared Voting Power 50,333,333 shares

	9.	Sole Dispositive Power -0- shares

	10.	Shared Dispositive Power 50,333,333 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,333,333 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 27.6%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 753431105	Schedule 13D	Page 5 of 8

Item 1. Security and Issuer

This Statement relates to the common stock, $0.001 par value per share (the “Common Stock”), of Rapid Therapeutic Science Laboratories, Inc., a Nevada corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 5580 Peterson Lane, Suite 200, Dallas, Texas 75240.

Item 2. Identity and Background

(a)This Statement is being filed by (a) Donal R. Schmidt, Jr.; (b) Texas MDI, Inc. (“TMDI”); and (c) Diamond Head Ventures, LLC (“Diamond”), each a “Reporting Person” and collectively the “Reporting Persons”.

Donal R. Schmidt, Jr. (“Mr. Schmidt”) serves as President of, and controls TMDI, and owns, controls and serves as Managing Member of, Diamond, and as such, Mr. Schmidt is deemed to beneficially own the securities held by TMDI and Diamond.

Each of the Reporting Persons is a party to that certain Joint Filing Agreement described in detail in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)Mr. Schmidt’s, TMDI’s and Diamond’s business address is 8723 Rexford Drive, Dallas, Texas 75209.

(c)Donal R. Schmidt, Jr.’s principal business occupation is the Chief Executive Officer of the Issuer.

TMDI is a Texas corporation which serves as an investment holding company.

Diamond is a Texas limited liability company which a family office investment company.

(d)No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Mr. Schmidt is a citizen of the United States. TMDI is a Texas corporation and Diamond is a Texas limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

Effective November 15, 2019, the Issuer and TMDI, which is controlled by Mr. Schmidt, the Chief Executive Officer and Director of the Issuer, entered into a sublicense agreement (the “Agreement”) whereby the Issuer acquired a sublicense from TMDI to use certain technology regarding metered dose inhalers (MDI) that TMDI had licensed from EM3 Methodologies, LLC (“EM3”) and the right to use the RxoidTM brand name owned by TMDI. Pursuant to the Agreement the Issuer obtained substantially the same rights that TMDI had under a license agreement with EM3 (the “EM3 Exclusive License”) for the manufacturing of pressured MDI’s (pMDI) containing cannabis, hemp or a combination thereof in any legal jurisdiction in consideration for 140,000,000 shares of the Issuer’s Common Stock (issued to TMDI in November 2019).

The 140,000,000 shares of Common Stock represented 89% of the Issuer’s outstanding Common Stock as of the date of issuance.

CUSIP No. 753431105	Schedule 13D	Page 6 of 8

Effective on December 2, 2020, TMDI, which still owned the 140,000,000 shares of the Issuer’s Common Stock issued as discussed above, representing 78.1% of the Issuer’s then outstanding shares of Common Stock, distributed such shares of Common Stock pro-rata and in-kind to its shareholders, for no consideration (the “Distribution”). Pursuant to the Distribution, Diamond, which was a shareholder of TMDI, received 54,600,000 shares of Common Stock, in-kind and for no consideration.

Effective on or around December 2020, Diamond sold (a) 1,666,667 shares of common stock for $500,000 ($0.30 per share); (b) 2,000,000 shares of common stock for $500,000 ($0.25 per share); and (c) 600,000 shares of common stock for $150,000 ($0.25 per share), respectively, in private transactions, for which the two $500,000 payments were received in 2021 and for which the $150,000 was received in December 2020.

Item 4. Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Person acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Person may purchase additional securities of the Issuer or dispose of some or all of the securities he currently owns from time to time in open market transactions, private transactions or otherwise.

The Reporting Person does not currently have any plans or proposals which relate to or would result in the following described:

(a)The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)Any material change in the present capitalization or dividend policy of the Issuer;

(f)Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)Any action similar to any of those enumerated above.

CUSIP No. 753431105	Schedule 13D	Page 7 of 8

Item 5. Interest in Securities of the Issuer

(a)As of the close of business on February 3, 2021, the Reporting Person beneficially owns in aggregate 50,333,333 shares of Common Stock representing 27.6% of the 182,261,608 shares of the Company’s issued and outstanding Common Stock on such date (as confirmed by the Issuer’s transfer agent), which shares are held in the name of, and owned by, Diamond, and which shares Mr. Schmidt is deemed to beneficially own due to his ownership, control and position as Manager of, Diamond. As of the close of business on November 15, 2019, TMDI, which Mr. Schmidt serves as President of, and controls, held 140,000,000 shares of Common Stock, representing 89% of the Issuer’s then outstanding shares of Common Stock, which shares Mr. Schmidt was deemed to beneficially own, all of which shares have since been distributed to its shareholders as part of an in-kind distribution to such shareholders, for no consideration, as discussed in Item 3.

(b)Mr. Schmidt and Diamond share the power to vote or to direct the vote and to dispose or to direct the disposition of the 50,333,333 shares of Common Stock currently held by Diamond. As of November 15, 2019, and through the date of the Distribution, Mr. Schmidt and TMDI shared the power to vote or to direct the vote and to dispose or to direct the disposition of the 140,000,000 shares of Common Stock held by TMDI prior to the Distribution.

(c)See Item 3, above.

(d)No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e)N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into a Joint Filing Agreement pursuant to which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description of Exhibits

10.1

Sublicense Agreement between Texas MDI, Inc. and Holly Brothers Pictures, Inc., dated as of November 15, 2019 (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on November 22, 2019)

10.2

Exclusive License Agreement dated October 1, 2019 by and between Texas MDI, Inc. and EM3 Methodologies, LLC (filed as Exhibit A to the Sublicense Agreement between Texas MDI, Inc. and Holly Brothers Pictures, Inc., dated as of November 15, 2019 (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on November 22, 2019)

10.3

First Amendment to Exclusive License Agreement dated June 25, 2020 by and between Texas MDI, Inc. and EM3 Methodologies, LLC (incorporated by reference to Exhibit 10.4 of the Amended Annual Report on Form 10-K/A filed by the Issuer on August 27, 2020)

99.1	Joint Filing Agreement, by and among Donal R. Schmidt, Jr.; Texas MDI, Inc.; and Diamond Head Ventures, LLC, dated February 3, 2021.

CUSIP No. 753431105	Schedule 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2021

/s/ Donal R. Schmidt, Jr.

Donal R. Schmidt, Jr.

Texas MDI, Inc.

/s/ Donal R. Schmidt, Jr.

Donal R. Schmidt, Jr.

President

Diamond Head Ventures, LLC

/s/ Donal R. Schmidt, Jr.

Donal R. Schmidt, Jr.

Managing Member